                                                                    Exhibit 99.2

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Strategic Communications
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
                       REPORTS FIRST QUARTER 2009 RESULTS

     KIBBUTZ SHAMIR, ISRAEL, MAY 14, 2009 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced unaudited financial results for the first quarter ended March 31, 2009.

     For the quarter ended March 31, 2009, revenues were $33.9 million, compared with revenues of $38.0 million for the same period in 2008. Approximately $2.4 million of the decrease in revenues related to a decrease in the value of the
Euro versus the US dollar between the comparable quarters. Gross profit for the quarter was $17.9 million, or 52.6% of revenues, compared with gross profit of
$20.8 million, or 54.7% of revenues for the same period last year.

     For the quarter ended March 31, 2009, operating income was $3.9 million, or
11.4% of revenues, compared with operating income of $4.3 million, or 11.2% of revenues for the same period last year.

     Net income for the quarter was $2.2 million, compared with net income of
$2.6 million for the same period in 2008. Net income attributable to Shamir's shareholders was $0.13 per diluted share, compared with $0.17 per diluted share for the same period in 2008.

     As of March 31, 2009, the Company had cash and cash equivalents, including short-term investments of $26.5 million.

     Commenting on first quarter results, Eyal Hayardeny, chief executive officer of Shamir, said, "Shamir had a very good start in 2009. During the first quarter, we experienced favorable results, many of which reflect the changes we have instituted throughout our organization to effectuate improved sales and manufacturing capabilities."

CONFERENCE CALL:

     Shamir has scheduled a conference call for 10:00 a.m. ET today to discuss first quarter results. To participate in the call, please dial (888) 562-3356
(U.S. and Canada) or (973) 582-2700 (International). The conference ID for this event is 97394745. For those unable to participate there will be replay available from 1:00 p.m. ET on May 14, 2009 through 11:59 p.m. EDT, May 21,
2009. Please call: (800) 642-1687 (U.S. and Canada) (706) 645-9291
(International). The ID code for the replay is 97394745.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM) and Shamir
Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye
Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR OPTICAL INDUSTRY LTD.

Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    As of             As of
                                                                 December 31,       March 31,
                                                                  ---------         ---------
                                                                    2008              2009
                                                                  ---------         ---------
                                                                 (Unaudited)       (Unaudited)

CURRENT ASSETS:
Cash and cash equivalents                                         $  18,276         $  16,269
Short-term investment                                                 7,187            10,185
Trade receivables (1)                                                30,331            33,254
Other receivables and prepaid expenses                                8,469             8,787
Inventory                                                            26,063            24,115
                                                                  ---------         ---------
   TOTAL CURRENT ASSETS                                              90,326            92,610

LONG-TERM INVESTMENTS:
Severance pay fund                                                    2,584             2,427
Long-term receivables                                                   813               791
Investments in affiliates                                             2,085             2,108
                                                                  ---------         ---------
   TOTAL LONG-TERM INVESTMENTS                                        5,482             5,326

PROPERTY, PLANT AND EQUIPMENT, NET                                   38,617            36,433
OTHER ASSETS                                                          5,902             5,441
GOODWILL                                                              9,169             9,226
                                                                  ---------         ---------
   TOTAL ASSETS                                                   $ 149,496         $ 149,036
                                                                  =========         =========

CURRENT LIABILITIES:
Short-term bank credit and loans                                  $  11,597         $  11,368
Current maturities of long-term loans                                10,403             7,227
Trade payables                                                        8,876            11,479
Accrued expenses and other liabilities                               11,680            12,290
                                                                  ---------         ---------
   TOTAL CURRENT LIABILITIES                                         42,556            42,364

LONG-TERM LIABILITIES:
Long-term loans                                                       9,800             9,010
Capital leases                                                        3,393             2,993
Accrued severance pay                                                 3,172             2,945
Other long-term liabilities                                             634               581
Deferred income taxes                                                 1,922             1,665
                                                                  ---------         ---------
   TOTAL LONG-TERM LIABILITIES                                       18,921            17,194

EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2008 and
March 31, 2009; Issued and outstanding: 16,423,740 shares
at December 31, 2008 and March 31, 2009                                  37                37
Additional paid-in capital                                           67,362            67,509
Accumulated other comprehensive income                               (2,637)           (3,454)
Retained earnings                                                    22,007            24,129
                                                                  ---------         ---------
   Total Shamir Optical Industry Ltd. Shareholders' equity           86,769            88,221
Non-controlling interests                                             1,250             1,257
                                                                  ---------         ---------
   TOTAL  EQUITY                                                     88,019            89,478
                                                                  ---------         ---------
   TOTAL LIABILITIES AND EQUITY                                   $ 149,496         $ 149,036
                                                                  =========         =========

     (1)  Net of allowance for doubtful accounts of $ 2,159 and $ 2,099 as of
          December 31, 2008 and March 31, 2009, respectively.

                                                 Three Months Ended March 31,
                                                  -------------------------
                                                  2008 (1)           2009
                                                  --------         --------
                                                (Unaudited)       (Unaudited)

Revenues, net                                     $ 37,998         $ 33,920
Cost of revenues                                    17,225           16,065
                                                  --------         --------
Gross profit                                        20,773           17,855

Operating Expenses:
            Research and development costs             874              741
            Selling and marketing expenses          11,667            9,865
            General and administrative
            expenses                                 3,982            3,380
                                                  --------         --------
Total operating expenses                            16,523           13,986
                                                  --------         --------
Operating income                                     4,250            3,869

Financial expenses and other, net                       74              833
                                                  --------         --------
Income before taxes on income                        4,176            3,036
Taxes on income                                      1,557              867
                                                  --------         --------
Income after taxes on income                         2,619            2,169

Equity in earnings of affiliates, net                  (10)             (27)
                                                  --------         --------
Net income                                           2,629         $  2,196
Net income (loss) attributable to
non-controlling interests                             (263)              74
                                                  --------         --------
Net income attributable to Shamir Optical
Industry Ltd. Shareholders                        $  2,892         $  2,122
                                                  ========         ========

Net earnings per share:
            Basic                                 $   0.18         $   0.13
                                                  ========         ========
            Diluted                               $   0.17         $   0.13
                                                  ========         ========

Number of shares:
            Basic                                   16,424           16,424
            Dilutive                                16,539           16,453

(1) Amounts have been reclassified to reflect the implementation of SFAS No.
160, Non-controlling Interests in Consolidated Financial Statements, an
amendment of ARB No. 151.